The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

INTERIM SCRIP DIVIDEND WITH CASH OPTION FOR THE SIX MONTHS ENDED 30TH JUNE 2003

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the interim scrip dividend for the six months ended 30th June 2003 is HK$0.5662.

Further to the circular to shareholders of K. Wah Construction Materials Limited (the "Company") dated 10th October 2003 describing arrangements for the payment of the interim scrip dividend of HK$0.01 per ordinary share of HK$0.10 each of the Company (the "Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$0.5662.

The discounted market value is HK$0.5662, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 13th October 2003 to 17th October 2003, both days inclusive, which was HK$0.596, less five per cent discount, rounding down such figure to four decimal places as stated in the circular of the Company dated 10th October 2003.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held on 10th October 2003 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{HK\$0.5662}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six months ended 30th June 2003, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.01 per Share will be posted to shareholders at their own risk on 21st November 2003.

Shareholders who wish to receive all or part of their interim dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 7th November 2003. Dealings in the new Shares to be allotted as the interim scrip dividend will commence on 24th November 2003.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 17th October 2003

dlw 4/5

嘉 華 建 材 有 限 公 司

(於香港註冊成立之有限公司)

截至二零零三年六月三十日止六個月之中期以股代息(附有選擇現金之權利)

用以計算配發予本公司股東作為截至二零零三年六月三十日止六個月之中期以股代息之新股份數目之折讓市值為每股港幣0.5662元。

繼於二零零三年十月十日致嘉華建材有限公司(「本公司」)股東概述以股代息之安排之通函後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.01元代息股份數目之折讓市值為每股股份港幣0.5662元。

該折讓市值為港幣0.5662元，如本公司於二零零三年十月十日刊發之通函所述，乃由二零零三年十月十三日起至二零零三年十月十七日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價港幣0.596元再折讓百分之五(約數至小數點後四個位)。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部份股權可收取下列數目之代息股份：

於二零零三年十月十日持有未有選擇收取現金之股份數目 X $\frac{\text{港幣0.01元}}{\text{港幣0.5662元}}$

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零三年六月三十日止六個月之中期股息除外)，可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不予配發，其利益撥歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.01元之股息單將於二零零三年十一月二十一日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部份以現金收取中期股息以代替新股份，務須於二零零三年十一月七日下午四時前將選擇表格填妥並交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。將予配發作為中期以股代息之新股份預期將於二零零三年十一月二十四日開始買賣。

承董事會命
公司秘書
湯鉅南

香港，二零零三年十月十七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang *(Managing Director)*
Paddy Tang Lui Wai Yu

Non-executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, OBE, JP*
Yip Hing Chung, MBE, JP*

* *Independent Non-executive Directors*

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

10th October 2003

To the Shareholders,

Dear Sir or Madam,

Interim Scrip Dividend with Cash Option for the Six Months Ended 30th June 2003

Introduction

It was resolved by the directors of K. Wah Construction Materials Limited (the "Company") on 17th September 2003 that an interim dividend for the six months ended 30th June 2003 of

HK$0.01 per issued share of the Company of HK$0.10 each (a "Share") be paid to shareholders whose names appear on the register of members on 10th October 2003. It was also resolved that such dividend should be satisfied by way of scrip dividend by an allotment of new Shares credited as fully paid in accordance with the Memorandum and Articles of Association of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend.

Particulars of the Interim Dividend

Shareholders have the following choices in respect of the interim dividend:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of interim dividend which Shareholders could elect to receive in cash in respect of HK$0.01 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) interim dividend of HK$0.01 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 13th October 2003 to 17th October 2003 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 17th October 2003 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 20th October 2003. **The last day on which shareholders will be entitled to make their choice of the above alternatives is 7th November 2003.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 10th October 2003 and for which elections to receive the interim dividend in cash are not lodged with the Company's share registrars on or before 7th November 2003, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 10th October 2003 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six months ended 30th June 2003 and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the interim dividend in cash were received in respect of all the existing Shares registered as at 10th October 2003, the total cash dividend payable by the Company would be approximately HK$12,478,000.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advices.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the interim dividend for the six months ended 30th June 2003 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 7th November 2003.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's Registrars, Computershare Hong Kong Investor Services Limited, before 4:00 p.m. on 7th November 2003.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of interim

dividend for the six months ended 30th June 2003. No person receiving in any territory outside Hong Kong a copy of this circular and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. Your Board will exercise the discretion granted to it under the Articles of Association of the Company not to allot New Shares as dividend to the shareholders with registered addresses in territories outside Hong Kong where, in the opinion of the Directors, it would or might, be unlawful or impracticable to allot New Shares in such places in satisfaction of the interim dividend for the six months ended 30th June 2003. These shareholders will receive such dividend and all future dividends wholly in cash. No Forms of Election will be sent to such shareholders.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Company's Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbrokers or other professional advisers for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares of the Company listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 21st November 2003 and dealings in such Shares will commence on 24th November 2003. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 21st November 2003, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

此乃要件 請即處理

閣下如對本通函任何部分或應採取之行動有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之嘉華建材有限公司股份，應立即將本通函及附奉之選擇表格(如適用)送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(於香港註冊成立之有限公司)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(副主席)
陳啟能(董事總經理)
鄧呂慧瑜

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

非執行董事：
張惠彬博士，太平紳士*
鄭慕智，OBE，太平紳士*
葉慶忠，MBE，太平紳士*

* 獨立非執行董事

敬啓者：

截至二零零三年六月三十日止六個月
之中期以股代息(附有選擇現金之權利)

緒言

嘉華建材有限公司(「本公司」)之董事會於二零零三年九月十七日，決議派發截至二零零三年六月三十日止六個月之中期股息本公司每股面值港幣0.10元之已發行股份(「股

份」)港幣0.01元予二零零三年十月十日名列股東名冊上之股東。同時亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部分收取現金以替代股份股息。

中期股息詳情

有關此次中期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股(「新股」)，獲發新股之總折讓市值(定義見下文)相等於股東應可選擇收取現金股息每股港幣0.01元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派中期股息現金港幣0.01元；或

(iii) 部分收取新股及部分收取現金。

為計算應配發新股之數目，每股新股之折讓市值(「折讓市值」)指由二零零三年十月十三日起至二零零三年十月十七日止(首尾兩天計算在內)五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百分之五(只計算至小數點後四個數字)。因此，須待二零零三年十月十七日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零三年十月二十日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零三年十一月七日。**

若股東未有於二零零三年十一月七日或以前將選擇表格交回本公司之股份過戶登記處以選擇收取現金作中期股息，則就其名下於二零零三年十月十日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \frac{\text{於二零零三年十月十日}}{\text{持有未有選擇收取現金之現有股數}} \times \frac{\text{港幣0.01元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益(截至二零零三年六月三十日止之六個月之中期股息除外)，可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部分股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零三年十月十日已登記之全部現有股份，均收取現金作中期股息，則本公司須支付之現金股息總額將約為港幣12,478,000元。

本公司股東務請留意以股代息可引致一些股東(其或有須具報權益)須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

選擇表格

隨函附奉選擇表格。**倘 閣下擬按上述基準獲配發新股份作為 閣下有權收取之截至二零零三年六月三十日止六個月之全數中期股息，則毋須辦理任何手續。惟倘 閣下擬全數收取現金以代替新股作為股息或部分以現金，而餘額以配發新股份作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零三年十一月七日下午四時交回香港皇后大道東183號合和中心17樓1712-1716 室本公司之股份過戶登記處香港中央證券登記有限公司。**倘 閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下， 閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。閣下可選擇填交選擇表格，使 閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記處接獲書面通知撤銷該項選擇指示為止。 閣下不得就名下部分股份固定選擇長期收取現金股息。

選擇表格不會寄予之前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零三年十一月七日下午四時前與本公司之股份過戶登記處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零三年六月三十日止六個月之中期股息。任何於香港以外地區之人士如接獲本通函及／或選擇

表格，概不得將有關文件視作向其發出之邀請(若該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定則除外)。

股份並未根據香港以外任何司法地區之適用證券規例登記。董事會可行使其根據本公司之公司細則獲授予之酌情權，不向其登記地址乃在香港以外且董事認為配發新股作為股息，可能或將屬違法或不可行之地區之股東配發新股作為截至二零零三年六月三十日止六個月之中期股息。該等股東收取之該項股息及日後收取之所有股息將全數以現金派發。彼等將不會獲發給選擇表格。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣本公司股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，本公司股份之任何部分概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零三年十一月二十一日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零三年十一月二十四日開始買賣。倘在極不可能之情況下，新股於二零零三年十一月二十一日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部分收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東　台照

主席
呂志和博士
謹啓

二零零三年十月十日

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2003

INTERIM RESULTS

The Directors of K. Wah Construction Materials Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2003 together with comparative figures for the corresponding period last year as follows:

The Group's turnover for the six months ended 30th June 2003 was HK$515,583,000, representing an increase of HK$29,432,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2003 amounted to HK$31,143,000, representing a decrease of HK$4,840,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 1 cent per ordinary share (2002: 1 cent scrip dividend with cash option), totalling HK$12,478,000 for the six months ended 30th June 2003 (2002: HK$12,397,000) to shareholders whose names appear on the register of members of the Company at the close of business on 10th October 2003. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend. A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

CONSOLIDATED PROFIT AND LOSS STATEMENT

For The Six Months Ended 30th June 2003

	Note	2003 HK$'000	2002 HK$'000
Turnover	2	515,583	486,151
Cost of sales		(488,378)	(427,329)
Gross profit		27,205	58,822
Other revenues		12,182	18,181
Other operating income		31,593	2,278
Administrative expenses		(27,851)	(28,424)
Other operating expenses		(7,491)	(5,612)
Operating profit	2 & 3	35,638	45,245
Finance costs		(3,619)	(4,491)
Share of profits less losses of			
Jointly controlled entities		1,523	691
Associated companies		341	(530)
Profit before taxation		33,883	40,915
Taxation credit/(charge)	4	1,019	(3,280)
Profit after taxation		34,902	37,635
Minority interests		(3,759)	(1,652)
Profit attributable to shareholders		31,143	35,983
Interim dividend		12,478	12,397
		HK cents	HK cents
Earnings per share	6	2.5	3.0

CONSOLIDATED BALANCE SHEET

As at 30th June 2003

	Note	30th June 2003 HK$'000	31st December 2002 HK$'000
Non-current assets			
Fixed assets		784,322	740,946
Jointly controlled entities		208,159	196,327
Associated companies		15,585	15,244
Other non-current assets		246,817	240,974
		1,254,883	1,193,491
Current assets			
Inventories		55,018	42,625
Debtors and prepayments	7	583,461	360,659
Taxation recoverable		7,513	5,916
Cash and bank balances		235,857	283,062
		881,849	692,262
Current liabilities			
Creditors and accruals	8	274,094	262,401
Current portion of long-term liabilities		50,000	—
Short-term bank loans, unsecured		53,694	65,905
Taxation payable		1,199	1,198
Dividend payable		12,432	—
		391,419	329,504
Net current assets		490,430	362,758
		1,745,313	1,556,249

	Note	30th June 2003 HK$'000	31st December 2002 HK$'000
Financed by:			
Share capital		124,321	124,321
Reserves		1,287,012	1,268,249
Shareholders' funds		1,411,333	1,392,570
Minority interests		150,012	145,334
Long-term liabilities		169,000	—
Non-current liabilities		14,968	18,345
		1,745,313	1,556,249

NOTES TO THE FINANCIAL STATEMENTS

1. **Accounting Policies**

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties and investments, and in accordance with generally accepted accounting principles in Hong Kong. The interim financial information has been presented in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

In 2003, the Group has adopted the revised SSAP 12 "Income Taxes". The effect of such change to the results of the period is not material and details of this change in accounting policy will be given in the 2003 Annual Report.

Apart from the foregoing, the accounting policies adopted are consistent with those described in the 2002 Annual Report and Accounts.

2. **Segment Information**

The Group is principally engaged in manufacture, sale and distribution of construction materials.

	Turnover		Operating Profit	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
Sales of construction materials				
Hong Kong	276,536	264,616	10,245	36,406
Mainland China	239,047	221,535	25,393	8,839
	515,583	486,151	35,638	45,245

3. **Operating Profit**

	2003 HK$'000	2002 HK$'000
Operating profit is stated after crediting:		
Profit on disposal of listed investments	—	103
Profit on disposal of fixed assets	205	80
Gain on disposal of operating rights	26,260	—
Interest income	5,731	12,150
Amortisation of negative goodwill	316	315
and after charging:		
Amortisation		
Quarry site development	720	394
Overburden removal costs	6,898	7,506
Depreciation	32,243	30,569
Operating lease rental for land and buildings	7,167	6,671
Royalty	1,402	1,108
Cost of inventories sold	421,592	364,084
Unrealised loss on long-term investments	1,365	697

4. **Taxation Credit/(Charge)**

	2003 HK$'000	2002 HK$'000
Company and subsidiaries		
Hong Kong profits tax	(531)	(3,517)
Mainland China profits tax	(1,133)	(2,247)
Deferred taxation	3,061	2,693
	1,397	(3,071)
Jointly controlled entities		
Mainland China profits tax	(378)	(209)
	1,019	(3,280)

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. **Dividends**

	2003 HK$'000	2002 HK$'000
2002 Final scrip dividend with a cash option, payable, of 1.0 cent per share	12,432	—
2001 Final scrip dividend with a cash option, paid, of 2.5 cents per share		
Scrip	—	13,741
Cash	—	16,705
	12,432	30,446

The Board of Directors declares an interim scrip dividend of 1 cent per ordinary share (2002: 1 cent) with a cash option, totalling HK$12,478,000 for the six months ended 30th June 2003 (2002: HK$12,397,000) to shareholders whose names appear on the register of members of the Company at the close of business on 10th October 2003. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

6. **Earnings Per Share**

The calculation of earnings per share is based on profit attributable to shareholders of HK$31,143,000 (2002: HK$35,983,000) and the weighted average number of 1,243,208,000 shares (2002: 1,217,134,000 shares) in issue during the period.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 30th June 2003 would not have a dilutive effect on the earnings per share.

7. **Debtors and Prepayments**

	30th June 2003 HK$'000	31st December 2002 HK$'000
Trade debtors *(note a)*	294,738	283,080
Loan to a fellow subsidiary *(note b)*	219,000	—
Other receivable	23,779	28,751
Prepayments	45,944	48,828
	583,461	360,659

(a) The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2003 HK$'000	31st December 2002 HK$'000
Within one month	117,954	141,316
Two to three months	102,987	80,428
Four to six months	37,306	50,566
Over six months	36,491	10,770
	294,738	283,080

(b) In July 2002, the Group granted a guaranteed unsecured revolving loan facility of HK$330 million to a fellow subsidiary. The loan carries interest at 2.38% per annum above three-month HIBOR, with maturity of three years and an option to extend the maturity for further one or two years.

8. **Creditors and Accruals**

	30th June 2003 HK$'000	31st December 2002 HK$'000
Trade creditors	116,925	104,619
Other creditors	75,185	59,670
Accrued operating expenses	77,088	92,918
Deposits received	4,896	5,194
	274,094	262,401

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2003 HK$'000	31st December 2002 HK$'000
Within one month	47,218	48,213
Two to three months	50,362	39,154
Four to six months	8,168	9,152
Over six months	11,177	8,100
	116,925	104,619

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operation and Outlook

Turnover and profit attributable to shareholders for the six months ended 30th June 2003 was HK$516 million and HK$31 million as compared to HK$486 million and HK$36 million respectively for the corresponding period last year, representing an increase in turnover of 6% and a decrease in profit of 13%.

During the period, the economy in Hong Kong remains in the doldrums and the new housing construction activities have slowed down. This has reduced the demand for construction materials in Hong Kong. However, our stringent cost control and seasoned management have enabled us to maintain satisfactory cost efficiency for the Hong Kong operations. In July 2003, the Group entered into a contract with Hong Kong Polytechnic University for the manufacturing of paving blocks designed by the University using recycled construction materials. The Group is environmental-minded and continuous effort will be made to explore business opportunities in developing recycled construction materials products to enhance the profitability of the Group.

On the other hand, our construction materials business in the Mainland continued to grow during the period. The new projects in Shanghai and Beijing are under development in accordance with planned schedule and those projects that have commenced operation during the period have produced contributions to the Group. It is envisaged that when all these projects become fully operational in the forthcoming two years, the Group's performance will be further improved.

Looking forward, the Group will focus on developing "high value-added, high entry barrier and environmental friendly" products and projects.

For technology investments, the Group continues to maintain a balanced investment portfolio which is similar to that of last year.

The Group's business in the Mainland will continue to grow in accordance with original plan. With the Closer Economic Partnership Arrangement (CEPA) recently signed between the Hong Kong SAR Government and the Central Government and the proposed bridge linking Hong Kong, Macau and Zhuhai, it is expected that the development of the Pearl River Delta area could be further enhanced. The Group will seize valuable business opportunities expected to be brought about by the CEPA and Pearl River Delta development.

Liquidity and Financial Resources

The financial position of the Group remains strong. At 30th June 2003, the shareholders' funds increased by 1.3% to HK$1,411 million from HK$1,393 million at 31st December 2002 and the Group's gross assets employed increased by 12% to HK$1,745 million from HK$1,556 million at 31st December 2002.

The Group's liquidity position remains strong and the Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future investments.

Gearing Ratio

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a low level of 2% during the period ended 30th June 2003. At 31st December 2002, the gearing ratio was practically at a debt free level.

Treasury Policy

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

Charges on Group Assets

Land and buildings with net book values of HK$234,635,000 (31st December 2002: HK$237,305,000) have been pledged to secure banking facilities.

Contingent Liabilities

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$344,355,000 (31st December 2002: HK$299,370,000). At 30th June 2003, the facilities utilised amounted to HK$148,317,000 (31st December 2002: HK$154,805,000).

Employees and Remuneration Policy

The Group, excluding associated companies and jointly controlled entities, employs over 1,900 employees in Hong Kong and the Mainland. Employee remunerations, excluding Directors' emoluments, amounted to HK$72 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Company has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market levels and emphasis on provision of training and development opportunities is stressed.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2003. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2003.

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim financial information for the six months ended 30th June 2003 was reviewed and accepted by the Audit Committee (the "Committee"). Regular meetings have been held by the Committee which meets at least twice each year in compliance with the requirements of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

CLOSE OF REGISTER

The register of members will be closed from 6th October 2003 to 10th October 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 3rd October 2003.

CODE OF BEST PRACTICE

For the six months ended 30th June 2003, the Company has complied with the Code of Best Practice issued by the Stock Exchange save and except that, prior to the 2000 Annual General Meeting of the Company (the "2000 AGM"), non-executive directors are being appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Company's and the Stock Exchange's websites in due course. The Group's unaudited interim financial statements have been reviewed by the Company's auditors PricewaterhouseCoopers, and a report of their review will be included in the Interim Report to Shareholders.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 17th September 2003

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwcml.com

嘉華建材有限公司

(於香港註冊成立之有限公司)

中期業績公佈
截至二零零三年六月三十日止之六個月

中期業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零三年六月三十日止之六個月之未經審核業績如下：

截至二零零三年六月三十日止之六個月本集團之營業額為港幣515,583,000元，較去年同期增加港幣29,432,000元。

本集團截至二零零三年六月三十日止之六個月未經審核之股東應佔溢利為港幣31,143,000元，較去年同期下跌港幣4,840,000元。

中期股息

董事會議決派發截至二零零三年六月三十日止之六個月之中期股息，每股普通股港幣1仙(二零零二年：港幣1仙附有選擇現金權利之股份股息)，共需港幣12,478,000元(二零零二年：港幣12,397,000元)，給予在二零零三年十月十日已登記於本公司股東名冊內之股東。董事會並通過以股代息之方式派發該等股息，惟股東可選擇收取現金以代替部份或全部股息。一份載有以股代息之詳情之通函將寄予本公司之股東。

綜合損益表
截至二零零三年六月三十日止之六個月

	附註	二零零三年 港幣千元	二零零二年 港幣千元
營業額	2	515,583	486,151
銷售成本		(488,378)	(427,329)
毛利		27,205	58,822
其他收益		12,182	18,181
其他營運收入		31,593	2,278
行政費用		(27,851)	(28,424)
其他營運費用		(7,491)	(5,612)
經營溢利	2 & 3	35,638	45,245
財務費用		(3,619)	(4,491)
應佔溢利減虧損			
共同控制實體		1,523	691
聯營公司		341	(530)
除稅前溢利		33,883	40,915
稅項抵免／(支出)	4	1,019	(3,280)
除稅後溢利		34,902	37,635
少數股東權益		(3,759)	(1,652)
股東應佔溢利		31,143	35,983
中期股息		12,478	12,397
		港仙	港仙
每股盈利	6	2.5	3.0

綜合資產負債表
二零零三年六月三十日

	附註	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
非流動資產			
固定資產		784,322	740,946
共同控制實體		208,159	196,327
聯營公司		15,585	15,244
其他非流動資產		246,817	240,974
		1,254,883	1,193,491
流動資產			
存貨		55,018	42,625
應收賬款及預付款	7	583,461	360,659
可收回稅金		7,513	5,916
現金及銀行結餘		235,857	283,062

5. 股息

	二零零三年 港幣千元	二零零二年 港幣千元
二零零二年末期應付股息附現金選擇權，每股港幣1.0仙	12,432	—
二零零一年末期已付股息附現金選擇權，每股港幣2.5仙		
以股代息	—	13,741
現金	—	16,705
	12,432	30,446

董事會議決派發截至二零零三年六月三十日止之六個月之中期以股代息，附現金選擇權，每股普通股港幣1仙(二零零二年：港幣1仙)，共需港幣12,478,000元(二零零二年：港幣12,397,000元)，給予在二零零三年十月十日已登記於本公司股東名冊內之股東。此項擬派股息將於截至二零零三年十二月三十一日止年度列作盈餘儲備分派。

6. 每股盈利

每股基本盈利乃根據股東應佔港幣31,143,000元(二零零二年：港幣35,983,000元)及期內已發行股份1,243,208,000股(二零零二年：1,217,134,000股)之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零三年六月三十日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

7. 應收賬款及預付款

	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
應收賬款(附註a)	294,738	283,080
借款予同系附屬公司(附註b)	219,000	—
其他應收款	23,779	28,751
預付款	45,944	48,828
	583,461	360,659

(a) 集團根據當地有關行業之標準制定信貸政策，集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
一個月內	117,954	141,316
二至三個月	102,987	80,428
四至六個月	37,306	50,566
六個月以上	36,491	10,770
	294,738	283,080

(b) 本集團於二零零二年七月授予一同系附屬公司港幣330,000,000元的無抵押循環備用貸款，年利息率為三個月的香港銀行同業拆息利率再加2.38%。償回期為三年並附一至二年延期償回權。

8. 應付賬款及應計費用

	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
應付賬款	116,925	104,619
其他應付款	75,185	59,670
營運應計費用	77,088	92,918
已收按金	4,896	5,194
	274,094	262,401

本集團之應付賬款之賬齡依發票日期分析如下：

	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
一個月內	47,218	48,213
二至三個月	50,362	39,154
四至六個月	8,168	9,152
六個月以上	11,177	8,100
	116,925	104,619

管理層之討論及分析

業績檢討

截至二零零三年六月三十日止之六個月，集團之營業額及股東應佔溢利分別為港幣516,000,000元及港幣31,000,000元，相比去年同期港幣486,000,000元及港幣36,000,000元，分別增加百分之六及下跌百分之十三。

	附註		
流動資產			
存貨		55,018	42,625
應收賬款及預付款	7	583,461	360,659
可收回稅金		7,513	5,916
現金及銀行結餘		235,857	283,062
		881,849	692,262
流動負債			
應付賬款及應計費用	8	274,094	262,401
長期負債之一年內應償還額		50,000	—
短期銀行貸款 — 無抵押		53,694	65,905
應付稅項		1,199	1,198
應付股息		12,432	—
		391,419	329,504
流動資產淨額		490,430	362,758
		1,745,313	1,556,249
資金來源：			
股本		124,321	124,321
儲備		1,287,012	1,268,249
股東權益		1,411,333	1,392,570
少數股東權益		150,012	145,334
長期負債		169,000	
非流動負債		14,968	18,345
		1,745,313	1,556,249

綜合賬目附註

1. **會計政策**

本賬目根據歷史成本會計法編製，並對某些物業及投資的重估作出修訂，及按照香港普遍採納之會計準則編製而成。

本財務報表乃根據香港會計師公會發出之會計實務準則第25號「中期財務報告」編製。

於二零零三年，本集團採納及應用經修訂之會計實務準則第12號「所得稅」。此會計實務準則之改變對期內的業績並不構成重大的影響及其更改之詳情將反映在二零零三年年報內。

除此之外，會計政策和二零零二年年報一致。

2. **分部資料**

本集團主要從事生產、銷售和分銷建築材料。

	營業額		經營溢利	
	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
建築材料銷售				
香港	276,536	264,616	10,245	36,406
中國內地	239,047	221,535	25,393	8,839
	515,583	486,151	35,638	45,245

3. **經營溢利**

	二零零三年 港幣千元	二零零二年 港幣千元
經營溢利已計入：		
出售上市投資的利潤	—	103
出售固定資產收益	205	80
出售營運權之收益	28,260	—
利息收入	5,731	12,150
負商譽攤銷	316	315
及已扣除：		
攤銷		
石礦場之發展費用	720	394
清除表土費用	6,898	7,506
折舊	32,243	30,569
房地產營業租約租金	7,167	6,671
開採專利稅	1,402	1,108
出售貨物成本	421,592	364,084
長期投資未變現的虧損	1,365	697

4. **稅項抵免／(支出)**

	二零零三年 港幣千元	二零零二年 港幣千元
本公司及附屬公司		
香港利得稅	(531)	(3,517)
中國內地所得稅	(1,133)	(2,247)
遞延稅項	3,061	2,693
	1,397	(3,071)
共同控制實體		
中國內地所得稅	(378)	(209)
	1,019	(3,280)

香港利得稅乃按照本期內估計應課稅溢利按百分之十七點五(二零零二年：百分之十六)稅率提撥。海外利得稅乃按照溢利產生之國家之現行稅率提撥。

管理層之討論及分析

業績檢討

截至二零零三年六月三十日止之六個月，集團之營業額及股東應佔溢利分別為港幣516,000,000元及港幣31,000,000元，相比去年同期港幣486,000,000元及港幣36,000,000元，分別增加百分之六及下跌百分之十三。

香港經濟在此期內仍然疲弱及新建屋盤減少，使香港市場對建材之需求減低。然而，集團透過嚴緊的成本控制及完善的營運管理制度，使香港之業務能維持滿意的成本效益。於二零零三年七月，本集團與香港理工大學簽訂合約，利用再造建材廢料生產由香港理工大學研製的環保路面磚。集團本著環保理念將努力不懈在再造建材產品方面拓展有關業務，以增加集團之收益。

另一方面，集團在中國內地的建材業務於期內繼續增長。集團在上海及北京的新項目正依原定計劃發展中，而集團之中期業績已計入於期內已投產項目之貢獻。預料在未來兩年當各個新項目完全投產後，集團將進一步受惠。

展望將來，集團將重點發展「高增值、高門檻、重環保」的產品及項目。

在科技投資方面，集團繼續維持一個與去年相若的平衡投資組合。

集團在中國內地業務將依照原定計劃繼續發展。由於香港特區政府與中央政府最近簽署「更緊密經貿關係安排」及建議興建的港珠澳大橋，期望將會為珠江三角洲地區帶來更高速的發展機會。本集團將把握「更緊密經貿關係安排」及珠江三角洲地區之發展所帶來的寶貴商機。

流動資金及財務資源

本集團之財務狀況非常穩健。於二零零三年六月三十日，股東權益由二零零二年十二月三十一日之港幣1,393,000,000元增加百分之一點三至港幣1,411,000,000元，集團總資產則達港幣1,745,000,000元，與二零零二年十二月三十一日之港幣1,556,000,000元，增加百分之十二。

本集團之流動資金狀況繼續保持充裕，擁有足夠的現金及銀行備用信貸額以應付承擔、營運資金及未來投資之需求。

負債比率

負債比率定義為未償還之總借款金額扣除現金與總資產相比，截至二零零三年六月三十日止之負債比率維持在百分之二低水平，而在二零零二年十二月三十一日，以此基礎計算，本集團實無負債。

庫務政策

本集團採取保守之庫務政策；所有存款以港幣、美元或以附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的情況下，利用外幣遠期合約與外幣之組合，以避免外匯之風險。本集團並無投資於與集團財務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣234,635,000元(二零零二年十二月三十一日：港幣237,305,000元)的房地產已抵押予多間銀行作為對集團貸款的擔保。

或然負債

本公司已就若干附屬公司取得之貸款額港幣344,355,000元(二零零二年十二月三十一日：港幣299,370,000元)向銀行出具擔保。於二零零三年六月三十日已動用之貸款額為港幣148,317,000元(二零零二年十二月三十一日：港幣154,805,000元)。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數超過1,900人(不包括聯營公司及共同控制實體)。僱員薪酬合共港幣72,000,000元(不包括董事酬金)。

本集團聘用及提升僱員，乃採取有能者居之的政策，並為僱員提供具競爭力的薪酬福利。本公司亦已經在一九九一年獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同時集團亦參照內地市場的薪酬福利，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

股本

本公司於截至二零零三年六月三十日止之六個月內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

審核委員會

集團截至二零零三年六月三十日止六個月之中期財務報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，經已由審核委員會審閱並接受該財務報告。該審核委員會有定期會議，每年至少舉行兩次以符合香港聯合交易所有限公司(「聯交所」)之規定。

暫停辦理登記手續

本公司將於二零零三年十月六日至二零零三年十月十日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零三年十月三日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零三年六月三十日止之六個月內，一直遵守聯交所所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，惟於特別情況下，可獲委任額外三年任期。

刊載進一步資料

載列聯交所證券上市規則附錄十六第46(1)至46(6)段所規定之全部資料之業績公佈，將於稍後時間在本公司及聯交所網頁上登載。集團未經審核之中期財務報表已經由本公司之核數師羅兵咸永道會計師事務所審閱，核數師之審閱報告將包括在致股東之中期報告內。

承董事會命
公司秘書
温鉅南

香港，二零零三年九月十七日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwcml.com

K. WAH CONSTRUCTION MATERIALS LIMITED

Interim Report 2003

04 APR -5 AM 7:21

Contents

Interim Results and Interim Dividend

INTERIM RESULTS

The Directors of K. Wah Construction Materials Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2003 together with comparative figures for the corresponding period last year as follows:

The Group's turnover for the six months ended 30th June 2003 was HK$515,583,000, representing an increase of HK$29,432,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2003 amounted to HK$31,143,000, representing a decrease of HK$4,840,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 1 cent per ordinary share (2002: 1 cent scrip dividend with cash option), totalling HK$12,478,000 for the six months ended 30th June 2003 (2002: HK$12,397,000) to shareholders whose names appear on the register of members of the Company at the close of business on 10th October 2003. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend. A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

Consolidated Profit and Loss Statement

For The Six Months Ended 30th June 2003

	Note	2003 HK$'000	2002 HK$'000
Turnover	2	**515,583**	486,151
Cost of sales		**(488,378)**	(427,329)
Gross profit		**27,205**	58,822
Other revenues		**12,182**	18,181
Other operating income		**31,593**	2,278
Administrative expenses		**(27,851)**	(28,424)
Other operating expenses		**(7,491)**	(5,612)
Operating profit	2 & 3	**35,638**	45,245
Finance costs		**(3,619)**	(4,491)
Share of profits less losses of			
Jointly controlled entities		**1,523**	691
Associated companies		**341**	(530)
Profit before taxation		**33,883**	40,915
Taxation credit/(charge)	4	**1,019**	(3,280)
Profit after taxation		**34,902**	37,635
Minority interests		**(3,759)**	(1,652)
Profit attributable to shareholders		**31,143**	35,983
Interim dividend		**12,478**	12,397
		HK cents	*HK cents*
Earnings per share	6	**2.5**	3.0

Consolidated Balance Sheet

As at 30th June 2003

	Note	30th June 2003 HK$'000	31st December 2002 HK$'000
Non-current assets			
Fixed assets		**784,322**	740,946
Jointly controlled entities		**208,159**	196,327
Associated companies		**15,585**	15,244
Other non-current assets		**246,817**	240,974
		1,254,883	1,193,491
Current assets			
Inventories		**55,018**	42,625
Debtors and prepayments	8	**583,461**	360,659
Taxation recoverable		**7,513**	5,916
Cash and bank balances		**235,857**	283,062
		881,849	692,262
Current liabilities			
Creditors and accruals	9	**274,094**	262,401
Current portion of long-term liabilities	12	**50,000**	—
Short-term bank loans, unsecured		**53,694**	65,905
Taxation payable		**1,199**	1,198
Dividend payable		**12,432**	—
		391,419	329,504
Net current assets		**490,430**	362,758
		1,745,313	1,556,249
Financed by:			
Share capital	10	**124,321**	124,321
Reserves	11	**1,287,012**	1,268,249
Shareholders' funds		**1,411,333**	1,392,570
Minority interests		**150,012**	145,334
Long-term liabilities	12	**169,000**	—
Non-current liabilities		**14,968**	18,345
		1,745,313	1,556,249

Consolidated Cash Flow Statement

For The Six Months Ended 30th June 2003

	2003 HK$'000	2002 HK$'000
Net cash inflow from operating activities	**61,564**	20,654
Net cash (outflow)/inflow from investing activities	**(316,530)**	232,206
Net cash inflow from financing activities	**207,730**	28,332
Net (decrease)/increase in cash and bank balances	**(47,236)**	281,192
Change in exchange rate	**31**	(76)
Cash and bank balances at beginning of period	**283,062**	299,123
Cash and bank balances at end of period	**235,857**	580,239

Consolidated Statement of Changes in Equity

For The Six Months Ended 30th June 2003

	Note	2003 HK$'000	2002 HK$'000
Balance at beginning of the period		**1,392,570**	1,357,632
Exchange differences arising on translation of overseas operation	11	**52**	(59)
Issue of shares upon exercise of share options	10 & 11	**—**	590
Profit for the period	11	**31,143**	35,983
Dividends			
Final dividend	11	**(12,432)**	(30,446)
Balance at end of the period		**1,411,333**	1,363,700

1. ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties and investments, and in accordance with generally accepted accounting principles in Hong Kong. The interim financial information has been presented in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

In 2003, the Group has adopted the revised SSAP 12 "Income Taxes". The effect of such change to the results of the period is not material and details of this change in accounting policy will be given in the 2003 Annual Report.

Apart from the foregoing, the accounting policies adopted are consistent with those described in the 2002 Annual Report and Accounts.

2. SEGMENT INFORMATION

The Group is principally engaged in manufacture, sale and distribution of construction materials.

	Turnover		Operating Profit	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Sales of construction materials				
Hong Kong	**276,536**	264,616	**10,245**	36,406
Mainland China	**239,047**	221,535	**25,393**	8,839
	515,583	486,151	**35,638**	45,245

3. OPERATING PROFIT

	2003 *HK$'000*	2002 *HK$'000*
Operating profit is stated after crediting:		
Profit on disposal of listed investments	—	103
Profit on disposal of fixed assets	205	80
Gain on disposal of operating rights	28,260	—
Interest income	5,731	12,150
Amortisation of negative goodwill	316	315
and after charging:		
Amortisation		
Quarry site development	720	394
Overburden removal costs	6,898	7,506
Depreciation	32,243	30,569
Operating lease rental for land and buildings	7,167	6,671
Royalty	1,402	1,108
Cost of inventories sold	421,592	364,084
Unrealised loss on long-term investments	1,365	697

4. TAXATION CREDIT/(CHARGE)

	2003 *HK$'000*	2002 *HK$'000*
Company and subsidiaries		
Hong Kong profits tax	(531)	(3,517)
Mainland China profits tax	(1,133)	(2,247)
Deferred taxation	3,061	2,693
	1,397	(3,071)
Jointly controlled entities		
Mainland China profits tax	(378)	(209)
	1,019	(3,280)

4. **TAXATION CREDIT/(CHARGE) (Cont'd)**

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. **DIVIDENDS**

	2003	2002
	HK$'000	*HK$'000*
2002 Final scrip dividend with a cash option, payable, of 1.0 cent per share	**12,432**	—
2001 Final scrip dividend with a cash option, paid, of 2.5 cents per share		
Scrip	**—**	13,741
Cash	**—**	16,705
	12,432	30,446

The Board of Directors declares an interim scrip dividend of 1 cent per ordinary share (2002: 1 cent) with a cash option, totalling HK$12,478,000 for the six months ended 30th June 2003 (2002: HK$12,397,000) to shareholders whose names appear on the register of members of the Company at the close of business on 10th October 2003. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

6. **EARNINGS PER SHARE**

The calculation of earnings per share is based on profit attributable to shareholders of HK$31,143,000 (2002: HK$35,983,000) and the weighted average number of 1,243,208,000 shares (2002: 1,217,134,000 shares) in issue during the period.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 30th June 2003 would not have a dilutive effect on the earnings per share.

7. CAPITAL EXPENDITURE

For the six months ended 30th June 2003, the Group incurred HK$81 million on fixed assets and HK$17 million on deferred expenditure.

8. DEBTORS AND PREPAYMENTS

	30th June 2003 *HK$'000*	31st December 2002 *HK$'000*
Trade debtors *(note a)*	**294,738**	283,080
Loan to a fellow subsidiary *(note b)*	**219,000**	—
Other receivable	**23,779**	28,751
Prepayments	**45,944**	48,828
	583,461	360,659

(a) The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2003 *HK$'000*	31st December 2002 *HK$'000*
Within one month	**117,954**	141,316
Two to three months	**102,987**	80,428
Four to six months	**37,306**	50,566
Over six months	**36,491**	10,770
	294,738	283,080

8. **DEBTORS AND PREPAYMENTS (Cont'd)**

(b) In July 2002, the Group granted a guaranteed unsecured revolving loan facility of HK$330 million to a fellow subsidiary. The loan carries interest at 2.38% per annum above three-month HIBOR, with maturity of three years and an option to extend the maturity for further one or two years.

9. **CREDITORS AND ACCRUALS**

	30th June 2003 ***HK$'000***	31st December 2002 *HK$'000*
Trade creditors	**116,925**	104,619
Other creditors	**75,185**	59,670
Accrued operating expenses	**77,088**	92,918
Deposits received	**4,896**	5,194
	274,094	262,401

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2003 ***HK$'000***	31st December 2002 *HK$'000*
Within one month	**47,218**	48,213
Two to three months	**50,362**	39,154
Four to six months	**8,168**	9,152
Over six months	**11,177**	8,100
	116,925	104,619

10. SHARE CAPITAL

	Ordinary Shares of HK$0.10 each	
	No. of shares	*HK$'000*
Authorised:		
At 1st January 2003 and 30th June 2003	3,888,000,000	388,800
Issued and fully paid:		
At 1st January 2003 and 30th June 2003	1,243,207,815	124,321

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. During the period, options to subscribe for 20,482,000 shares at the exercise price of HK$0.514 per share were granted to Directors, advisor and employees of the Company and its affiliates (2002: nil) and no options were exercised (2002: 1,130,000 shares). At 30th June 2003, outstanding options granted under the scheme are as follows:

Exercise period	Exercise price per share *HK$*	Number of share options 30th June 2003	31st December 2002
20th May 1999 to 19th May 2008	0.5333	**12,962,000**	12,962,000
30th December 2000 to 29th December 2009	0.5216	**25,302,000**	25,302,000
1st March 2004 to 28th February 2013	0.5140	**20,482,000**	—
		58,746,000	38,264,000

11. RESERVES

	2003 HK$'000	2002 HK$'000
At 1st January	**1,268,249**	1,235,958
Changes in exchange rates	**52**	(59)
Premium on shares issued	**—**	477
Profit for the period	**31,143**	35,983
Final dividend	**(12,432)**	(30,446)
At 30th June	**1,287,012**	1,241,913

12. LONG-TERM LIABILITIES

	30th June 2003 HK$'000	31st December 2002 HK$'000
Bank loans, secured	**219,000**	—
Current portion included in current liabilities	**(50,000)**	—
	169,000	—

13. CAPITAL COMMITMENTS

	30th June 2003 HK$'000	31st December 2002 HK$'000
Contracted but not provided for	**115,975**	53,616

In addition, the Group did not undertake to invest (2002: HK$73,692,000) in any investee companies which are engaged in high technology projects during the period.

Auditors' Independent Review Report

To the Board of Directors of K. Wah Construction Materials Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial information set out on pages 2 to 12.

Respective responsibilities of Directors and Auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of the interim financial information to be in compliance with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial information is the responsibility of, and has been approved by, the Directors.

It is our responsibilities to form an independent conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial information.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial information for the six months ended 30th June 2003.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17th September 2003

REVIEW OF OPERATION AND OUTLOOK

Turnover and profit attributable to shareholders for the six months ended 30th June 2003 was HK$516 million and HK$31 million as compared to HK$486 million and HK$36 million respectively for the corresponding period last year, representing an increase in turnover of 6% and a decrease in profit of 13%.

During the period, the economy in Hong Kong remains in the doldrums and the new housing construction activities have slowed down. This has reduced the demand for construction materials in Hong Kong. However, our stringent cost control and seasoned management have enabled us to maintain satisfactory cost efficiency for the Hong Kong operations. In July 2003, the Group entered into a contract with Hong Kong Polytechnic University for the manufacturing of paving blocks designed by the University using recycled construction materials. The Group is environmental-minded and continuous effort will be made to explore business opportunities in developing recycled construction materials products to enhance the profitability of the Group.

On the other hand, our construction materials business in the Mainland continued to grow during the period. The new projects in Shanghai and Beijing are under development in accordance with planned schedule and those projects that have commenced operation during the period have produced contributions to the Group. It is envisaged that when all these projects become fully operational in the forthcoming two years, the Group's performance will be further improved.

Looking forward, the Group will focus on developing "high value-added, high entry barrier and environmental friendly" products and projects.

For technology investments, the Group continues to maintain a balanced investment portfolio which is similar to that of last year.

The Group's business in the Mainland will continue to grow in accordance with original plan. With the Closer Economic Partnership Arrangement (CEPA) recently signed between the Hong Kong SAR Government and the Central Government and the proposed bridge linking Hong Kong, Macau and Zhuhai, it is expected that the development of the Pearl River Delta area could be further enhanced. The Group will seize valuable business opportunities expected to be brought about by the CEPA and Pearl River Delta development.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group remains strong. At 30th June 2003, the shareholders' funds increased by 1.3% to HK$1,411 million from HK$1,393 million at 31st December 2002 and the Group's gross assets employed increased by 12% to HK$1,745 million from HK$1,556 million at 31st December 2002.

The Group's liquidity position remains strong and the Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future investments.

GEARING RATIO

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a low level of 2% during the period ended 30th June 2003. At 31st December 2002, the gearing ratio was practically at a debt free level.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Land and buildings with net book values of HK$234,635,000 (31st December 2002: HK$237,305,000) have been pledged to secure banking facilities.

CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$344,355,000 (31st December 2002: HK$299,370,000). At 30th June 2003, the facilities utilised amounted to HK$148,317,000 (31st December 2002: HK$154,805,000).

EMPLOYEES AND REMUNERATION POLICY

The Group, excluding associated companies and jointly controlled entities, employs over 1,900 employees in Hong Kong and the Mainland. Employee remunerations, excluding Directors' emoluments, amounted to HK$72 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market levels and emphasis on provision of training and development opportunities is stressed.

Other Information

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2003. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2003.

DIRECTORS' INTERESTS AND SHARE OPTIONS

At 30th June 2003, the interests of each director in the shares of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), K. Wah International Holdings Limited, and the details of any right to subscribe for shares of the Company and K. Wah International Holdings Limited and of the exercise of such rights, as recorded in the register maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) Ordinary Shares of the Company:

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	7,654,169	1,390,101	72,776,007(1)	842,942,994(2)	924,763,271	74.39
Francis Lui Yiu Tung	2,822	—	—	842,942,994(2)	842,945,816	67.80
Chan Kai Nang	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	1,861,906	—	—	842,942,994(2)	844,804,900	67.95
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
Yip Hing Chung	184,512	—	—	—	184,512	0.01

(b) Share Options of the Company:

At 30th June 2003, the particulars of the options held by each of the directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme of the Company or under any other share option schemes of the Company, were as follows:

	Date of grant	Options held at 1st January 2003	Options granted during the period	Options exercised during the period	Options held at 30th June 2003	Exercise price (HK$)	Exercise period
Lui Che Woo	20 May 1998	1,500,000	—	—	1,500,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,800,000	—	—	1,800,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	-	2,000,000	—	2,000,000	0.5140	1 Mar 2004 – 28 Feb 2013
Francis Lui Yiu Tung	20 May 1998	1,000,000	—	—	1,000,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,600,000	—	—	1,600,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	—	1,870,000	—	1,870,000	0.5140	1 Mar 2004 – 28 Feb 2013
Chan Kai Nang	28 Feb 2003	—	110,000	—	110,000	0.5140	1 Mar 2004 – 28 Feb 2013
Paddy Tang Lui Wai Yu	20 May 1998	600,000	—	—	600,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,070,000	—	—	1,070,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	—	1,270,000	—	1,270,000	0.5140	1 Mar 2004 – 28 Feb 2013
Charles Cheung Wai Bun	28 Feb 2003	—	300,000	—	300,000	0.5140	1 Mar 2004 – 28 Feb 2013

(b) Share Options of the Company: (Cont'd)

	Date of grant	Options held at 1st January 2003	Options granted during the period	Options exercised during the period	Options held at 30th June 2003	Exercise price (HK$)	Exercise period
Moses Cheng Mo Chi	28 Feb 2003	—	300,000	—	300,000	0.5140	1 Mar 2004 – 28 Feb 2013
Yip Hing Chung	28 Feb 2003	—	150,000	—	150,000	0.5140	1 Mar 2004 – 28 Feb 2013
Employees	20 May 1998	9,262,000	—	—	9,262,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	19,226,000	—	—	19,226,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	—	13,882,000	—	13,882,000	0.5140	1 Mar 2004 – 28 Feb 2013
Others	20 May 1998	600,000	—	—	600,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,606,000	—	—	1,606,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	—	600,000	—	600,000	0.5140	1 Mar 2004 – 28 Feb 2013

All options referred to above are subject to a one-year vesting period.

The consideration paid by each grantee for each grant of options is HK$1.00.

The share options granted are not recognised in the financial statements until they are exercised. The Directors consider that it is not appropriate to disclose the value of options granted during the period, since any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain. The closing price of the Company's shares immediately before the date on which the share options were granted during the period was HK$0.50.

(c) Ordinary Shares of K. Wah International Holdings Limited:

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	253,664	6,748,431	36,147,511[3]	1,193,630,181[2]	1,236,779,787	64.40
Francis Lui Yiu Tung	379,804	—	—	1,193,630,181[2]	1,194,009,985	62.17
Chan Kai Nang	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,193,630,181[2]	1,198,269,347	62.39
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—	—

(d) Share Options of K. Wah International Holdings Limited:

	Date of grant	Options held at 1st January 2003	Options granted during the period	Options exercised during the period	Options held at 30th June 2003	Exercise price (HK$)	Exercise period
Lui Che Woo	20 May 1998	1,500,000	—	—	1,500,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec 1999	1,350,000	—	—	1,350,000	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	—	2,000,000	—	2,000,000	0.7200	1 Mar 2004 – 28 Feb 2013
Francis Lui Yiu Tung	20 May 1998	1,000,000	—	—	1,000,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec 1999	1,200,000	—	—	1,200,000	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	—	1,868,000	—	1,868,000	0.7200	1 Mar 2004 – 28 Feb 2013
Chan Kai Nang	—	—	—	—	—	—	—

(d) Share Options of K. Wah International Holdings Limited: (Cont'd)

	Date of grant	Options held at 1st January 2003	Options granted during the period	Options exercised during the period	Options held at 30th June 2003	Exercise price (HK$)	Exercise period
Paddy Tang Lui Wai Yu	20 May 1998	600,000	—	—	600,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec 1999	870,000	—	—	870,000	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	—	1,269,000	—	1,269,000	0.7200	1 Mar 2004 – 28 Feb 2013
Charles Cheung Wai Bun	28 Feb 2003	—	300,000	—	300,000	0.7200	1 Mar 2004 – 28 Feb 2013
Moses Cheng Mo Chi	—	—	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—	—	—

Notes:

(1) 72,776,007 shares in the Company were held by Best Chance Investments Ltd., which was controlled by Dr. Lui Che Woo.

(2) K. Wah International Holdings Limited was interested in 839,207,435 shares in the Company representing more than one-third of its issued share capital held by a wholly owned subsidiary of K. Wah International Holdings Limited. 1,193,630,181 shares in K. Wah International Holdings Limited representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. In addition, one of the said discretionary trusts was interested in 3,735,559 shares in the Company. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in K. Wah International Holdings Limited and the Company held by the trusts and in those shares in the Company in which K. Wah International Holdings Limited was interested as aforesaid.

(3) 33,197,511 shares and 2,950,000 shares in K. Wah International Holdings Limited were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited both of which were controlled by Dr. Lui Che Woo.

Save as disclosed above, as at 30th June 2003, none of the Directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS

At 30th June 2003, the interests of every person (not being a director or chief executive of the Company) in the shares of the Company as recorded in the register kept under section 336 of the SFO were as follows:

Name	Number of Ordinary Shares	% of Issued Share Capital
Best Chance Investments Ltd.	72,776,007	5.85
Sutimar Enterprises Limited	839,207,435[1]	67.50
K. Wah International Holdings Limited	839,207,435[1]	67.50
HSBC International Trustee Limited	842,969,433[2]	67.81

Notes:

(1) K. Wah International Holdings Limited was deemed to be interested in the 839,207,435 shares in the Company held by Sutimar Enterprises Limited since it owned all of the issued share capital of Sutimar Enterprises Limited.

(2) HSBC International Trustee Limited is the trustee of the discretionary trusts which hold 842,969,433 shares in the Company.

There was duplication of interest of:

(i) 842,942,994 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu and HSBC International Trustee Limited. Among these shares, 839,207,435 shares were also interested by Sutimar Enterprises Limited and K. Wah International Holdings Limited; and

(ii) 1,193,630,181 shares in K. Wah International Holdings Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Save as disclosed above, as at 30th June 2003, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares which would fall to be disclosed to the Company under the SFO.

Other Information

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim financial information for the six months ended 30th June 2003 was reviewed and accepted by the Audit Committee (the "Committee"). Regular meetings have been held by the Committee which meets at least twice each year in compliance with the requirements of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

CLOSE OF REGISTER

The register of members will be closed from 6th October 2003 to 10th October 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 3rd October 2003.

CODE OF BEST PRACTICE

For the six months ended 30th June 2003, the Company has complied with the Code of Best Practice issued by the Stock Exchange save and except that, prior to the 2000 Annual General Meeting of the Company (the "2000 AGM"), non-executive directors were appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 17th September 2003

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwcml.com

嘉華建材有限公司

二零零三年中期報告

目　錄

中期業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零三年六月三十日止之六個月之未經審核業績如下：

截至二零零三年六月三十日止之六個月本集團之營業額為港幣515,583,000元，較去年同期增加港幣29,432,000元。

本集團截至二零零三年六月三十日止之六個月未經審核之股東應佔溢利為港幣31,143,000元，較去年同期下跌港幣4,840,000元。

中期股息

董事會議決派發截至二零零三年六月三十日止之六個月之中期股息，每股普通股港幣1仙(二零零二年：港幣1仙附有選擇現金權利之股份股息)，共需港幣12,478,000元(二零零二年：港幣12,397,000元)，給予在二零零三年十月十日已登記於本公司股東名冊內之股東。董事會並通過以股代息之方式派發該等股息，惟股東可選擇收取現金以代替部份或全部股息。一份載有以股代息之詳情之通函將寄予本公司之股東。

綜合損益表

截至二零零三年六月三十日止之六個月

	附註	二零零三年 港幣千元	二零零二年 港幣千元
營業額	2	**515,583**	486,151
銷售成本		**(488,378)**	(427,329)
毛利		**27,205**	58,822
其他收益		**12,182**	18,181
其他營運收入		**31,593**	2,278
行政費用		**(27,851)**	(28,424)
其他營運費用		**(7,491)**	(5,612)
經營溢利	2 & 3	**35,638**	45,245
財務費用		**(3,619)**	(4,491)
應佔溢利減虧損			
共同控制實體		**1,523**	691
聯營公司		**341**	(530)
除税前溢利		**33,883**	40,915
税項抵免／(支出)	4	**1,019**	(3,280)
除税後溢利		**34,902**	37,635
少數股東權益		**(3,759)**	(1,652)
股東應佔溢利		**31,143**	35,983
中期股息		**12,478**	12,397
		港仙	港仙
每股盈利	6	**2.5**	3.0

綜合資產負債表

二零零三年六月三十日

	附註	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
非流動資產			
固定資產		**784,322**	740,946
共同控制實體		**208,159**	196,327
聯營公司		**15,585**	15,244
其他非流動資產		**246,817**	240,974
		1,254,883	1,193,491
流動資產			
存貨		**55,018**	42,625
應收賬款及預付款	8	**583,461**	360,659
可收回稅金		**7,513**	5,916
現金及銀行結餘		**235,857**	283,062
		881,849	692,262
流動負債			
應付賬款及應計費用	9	**274,094**	262,401
長期負債之一年內應償還額	12	**50,000**	—
短期銀行貸款 — 無抵押		**53,694**	65,905
應付稅項		**1,199**	1,198
應付股息		**12,432**	—
		391,419	329,504
流動資產淨額		**490,430**	362,758
		1,745,313	1,556,249
資金來源：			
股本	10	**124,321**	124,321
儲備	11	**1,287,012**	1,268,249
股東權益		**1,411,333**	1,392,570
少數股東權益		**150,012**	145,334
長期負債	12	**169,000**	—
非流動負債		**14,968**	18,345
		1,745,313	1,556,249

綜合現金流量表

截至二零零三年六月三十日止之六個月

	二零零三年 港幣千元	二零零二年 港幣千元
經營業務之現金流入淨額	**61,564**	20,654
投資業務之現金(流出)/流入淨額	**(316,530)**	232,206
融資活動之現金流入淨額	**207,730**	28,332
現金及銀行結餘(減少)/增加淨額	**(47,236)**	281,192
滙率變動	**31**	(76)
於期初之現金及銀行結餘	**283,062**	299,123
於期末之現金及銀行結餘	**235,857**	580,239

綜合權益變動表
截至二零零三年六月三十日止之六個月

	附註	二零零三年 港幣千元	二零零二年 港幣千元
期初結餘		**1,392,570**	1,357,632
折算海外業務產生之滙兑差額	11	**52**	(59)
行使認股權發行股份	10 & 11	**—**	590
本期溢利	11	**31,143**	35,983
股息			
末期股息	11	**(12,432)**	(30,446)
期末結餘		**1,411,333**	1,363,700

賬目附註

1. 會計政策

本賬目根據歷史成本會計法編製，並對某些物業及投資的重估作出修訂，及按照香港普遍採納之會計準則編製而成。

本中期財務資料乃根據香港會計師公會發出之會計實務準則第25號「中期財務報告」編製。

於二零零三年，本集團採納及應用經修訂之會計實務準則第12號「所得稅」。此會計實務準則之改變對期內的業績並不構成重大的影響及其更改之詳情將反映在二零零三年年報內。

除此之外，會計政策和二零零二年年報一致。

2. 分部資料

本集團主要從事生產、銷售和分銷建築材料。

	營業額		經營溢利	
	二零零三年	二零零二年	二零零三年	二零零二年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
建築材料銷售				
香港	**276,536**	264,616	**10,245**	36,406
中國內地	**239,047**	221,535	**25,393**	8,839
	515,583	486,151	**35,638**	45,245

3. 經營溢利

	二零零三年 *港幣千元*	二零零二年 *港幣千元*
經營溢利已計入：		
出售上市投資的利潤	—	103
出售固定資產收益	**205**	80
出售營運權之收益	**28,260**	—
利息收入	**5,731**	12,150
負商譽攤銷	**316**	315
及已扣除：		
攤銷		
石礦場之發展費用	**720**	394
清除表土費用	**6,898**	7,506
折舊	**32,243**	30,569
房地產營業租約租金	**7,167**	6,671
開採專利税	**1,402**	1,108
出售貨物成本	**421,592**	364,084
長期投資未變現的虧損	**1,365**	697

4. 税項抵免／(支出)

	二零零三年 *港幣千元*	二零零二年 *港幣千元*
本公司及附屬公司		
香港利得税	**(531)**	(3,517)
中國內地所得税	**(1,133)**	(2,247)
遞延税項	**3,061**	2,693
	1,397	(3,071)
共同控制實體		
中國內地所得税	**(378)**	(209)
	1,019	(3,280)

4. 稅項抵免／(支出)(續)

香港利得稅乃按照本期內估計應課稅溢利按百分之十七點五(二零零二年：百分之十六)稅率提撥。海外利得稅乃按照溢利產生之國家之現行稅率提撥。

5. 股息

	二零零三年 港幣千元	二零零二年 港幣千元
二零零二年末期應付股息附現金選擇權，每股港幣1.0仙	**12,432**	—
二零零一年末期已付股息附現金選擇權，每股港幣2.5仙		
以股代息	—	13,741
現金	—	16,705
	12,432	30,446

董事會議決派發截至二零零三年六月三十日止之六個月之中期以股代息，附現金選擇權，每股普通股港幣1仙(二零零二年：港幣1仙)，共需港幣12,478,000元(二零零二年：港幣12,397,000元)，給予在二零零三年十月十日已登記於本公司股東名冊內之股東。此項擬派股息將於截至二零零三年十二月三十一日止年度列作盈餘儲備分派。

6. 每股盈利

每股基本盈利乃根據股東應佔港幣31,143,000元(二零零二年：港幣35,983,000元)及期內已發行股份1,243,208,000股(二零零二年：1,217,134,000股)之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零三年六月三十日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

7. 資本支出

截至二零零三年六月三十日止之六個月，本集團已投入港幣81,000,000元於固定資產及港幣17,000,000元於遞延支出費用上。

8. 應收賬款及預付款

	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
應收賬款 *(附註a)*	**294,738**	283,080
借款予同系附屬公司 *(附註b)*	**219,000**	—
其他應收款	**23,779**	28,751
預付款	**45,944**	48,828
	583,461	360,659

(a) 集團根據當地有關行業之標準制定信貸政策，集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
一個月內	**117,954**	141,316
二至三個月	**102,987**	80,428
四至六個月	**37,306**	50,566
六個月以上	**36,491**	10,770
	294,738	283,080

8. 應收賬款及預付款(續)

(b) 本集團於二零零二年七月授予一同系附屬公司港幣330,000,000元的無抵押循環備用貸款，年利息率為三個月的香港銀行同業拆息利率再加2.38%。贖回期為三年並附一至二年延期贖回權。

9. 應付賬款及應計費用

	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
應付賬款	**116,925**	104,619
其他應付款	**75,185**	59,670
營運應計費用	**77,088**	92,918
已收按金	**4,896**	5,194
	274,094	262,401

本集團之應付賬款之賬齡依發票日期分析如下：

	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
一個月內	**47,218**	48,213
二至三個月	**50,362**	39,154
四至六個月	**8,168**	9,152
六個月以上	**11,177**	8,100
	116,925	104,619

10. 股本

	普通股每股面值港幣0.1元	
	股份數目	*港幣千元*
法定股本：		
於二零零三年一月一日及於二零零三年六月三十日	3,888,000,000	388,800
已發行及繳足股本：		
於二零零三年一月一日及於二零零三年六月三十日	1,243,207,815	124,321

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。本期間有授出予本公司及其聯屬公司之董事、顧問及僱員之新的認股權為20,482,000股，每股行使價港幣0.514元（二零零二年：無），而沒有認股權被行使(二零零二年：1,130,000股)。於二零零三年六月三十日，根據計劃授出及尚未行使之認股權期限如下：

		認股權數目	
行使期限	**每股行使價** *港幣*	**二零零三年 六月三十日**	二零零二年 十二月三十一日
一九九九年五月二十日至 二零零八年五月十九日	0.5333	**12,962,000**	12,962,000
二零零零年十二月三十日至 二零零九年十二月二十九日	0.5216	**25,302,000**	25,302,000
二零零四年三月一日至 二零一三年二月二十八日	0.5140	**20,482,000**	—
		58,746,000	38,264,000

11. 儲備

	二零零三年 *港幣千元*	二零零二年 *港幣千元*
於一月一日	**1,268,249**	1,235,958
滙率變動	**52**	(59)
發行股份之溢價	—	477
期內溢利	**31,143**	35,983
末期股息	**(12,432)**	(30,446)
於六月三十日	**1,287,012**	1,241,913

12. 長期負債

	二零零三年 六月三十日 *港幣千元*	二零零二年 十二月三十一日 *港幣千元*
有抵押之銀行借款	**219,000**	—
列為流動負債之一年內應還款	**(50,000)**	—
	169,000	—

13. 資本承擔

	二零零三年 六月三十日 *港幣千元*	二零零二年 十二月三十一日 *港幣千元*
已簽約但未撥備	**115,975**	53,616

此外，本集團於本期間並無承諾投資於任何從事高科技項目的投資公司。(二零零二年：港幣73,692,000元)。

致嘉華建材有限公司
(在香港註冊成立之有限公司)
董事會

引言

本所已按　貴公司指示，審閱第2至12頁所載的中期財務資料。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務資料的編製須符合香港會計師公會頒佈的會計實務準則第25號「中期財務報告」。董事須對中期財務資料負責，而該資料亦已經董事會批准。

本所之責任是根據審閱之結果，對中期財務資料出具獨立結論，並按照雙方所協定的應聘書條款僅向整體董事會報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務資料進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務資料發表審計意見。

審閱結論

按照本所審閱的結果，但此審閱並不作為審計之一部份，本所並無發現任何須在截至二零零三年六月三十日止六個月的中期財務資料作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二零零三年九月十七日

業績檢討及展望

截至二零零三年六月三十日止之六個月，集團之營業額及股東應佔溢利分別為港幣516,000,000元及港幣31,000,000元，相比去年同期港幣486,000,000元及港幣36,000,000元，分別增加百分之六及下跌百分之十三。

香港經濟在此期內仍然疲弱及新建屋量減少，使香港市場對建材之需求減低。然而，集團透過嚴緊的成本控制及完善的營運管理制度，使香港之業務能維持滿意的成本效益。於二零零三年七月，本集團與香港理工大學簽訂合約，利用再造建材廢料生產由香港理工大學研製的環保路面磚。集團本著環保理念將努力不懈在再造建材產品方面拓展有關業務，以增加集團之收益。

另一方面，集團在中國內地的建材業務於期內繼續增長。集團在上海及北京的新項目正依原定計劃發展中，而集團之中期業績已計入於期內已投產項目之貢獻。預料在未來兩年當各個新項目完全投產後，集團將進一步受惠。

展望將來，集團將重點發展「高增值、高門檻、重環保」的產品及項目。

在科技投資方面，集團繼續維持一個與去年相若的平衡投資組合。

集團在中國內地業務將依照原定計劃繼續發展。由於香港特區政府與中央政府最近簽署「更緊密經貿關係安排」及建議興建的港珠澳大橋，期望將會為珠江三角洲地區帶來更高速的發展機會。本集團將把握「更緊密經貿關係安排」及珠江三角洲地區之發展所帶來的寶貴商機。

流動資金及財務資源

本集團之財務狀況非常穩健。於二零零三年六月三十日，股東權益由二零零二年十二月三十一日之港幣1,393,000,000元增加百分之一點三至港幣1,411,000,000元，集團總資產則達港幣1,745,000,000元，相比二零零二年十二月三十一日之港幣1,556,000,000元，增加百分之十二。

本集團之流動資金狀況繼續保持充裕，擁有足夠的現金及銀行備用信貸額以應付承擔、營運資金及未來投資之需求。

負債比率

負債比率定義為未償還之總借款金額扣除現金與總資產相比，截至二零零三年六月三十日止之負債比率維持在百分之二低水平，而在二零零二年十二月三十一日，以此基礎計算，本集團實無負債。

庫務政策

本集團採取保守之庫務政策，所有存款以港幣、美元或以附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的情況下，利用外幣遠期合約與外幣之組合，以避免外滙之風險。本集團並無投資於與集團財務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣234,635,000元(二零零二年十二月三十一日：港幣237,305,000元)的房地產已抵押予多間銀行作為對集團貸款的擔保。

或然負債

本公司已就若干附屬公司取得之貸款額港幣344,355,000元(二零零二年十二月三十一日：港幣299,370,000元)向銀行出具擔保。於二零零三年六月三十日已動用之貸款額為港幣148,317,000元(二零零二年十二月三十一日：港幣154,805,000元)。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數超過1,900人(不包括聯營公司及共同控制實體)。僱員薪酬合共港幣72,000,000元(不包括董事酬金)。

本集團聘用及提升僱員，乃採取有能者居之的政策，並為僱員提供具競爭力的薪酬福利。本集團亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同時集團亦參照內地市場的薪酬福利，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

股本

本公司於截至二零零三年六月三十日止之六個月內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

董事權益及認股權

於二零零三年六月三十日，根據證券及期貨條例第三百五十二條所述之登記冊所載，或根據上市公司董事進行證券交易之標準守則向本公司及香港聯合交易所有限公司所申報，各董事所擁有本公司及其聯繫法團（定義見證券及期貨條例第XV部）K. Wah International Holdings Limited（「嘉華國際集團有限公司」）之股份及有關認購本公司及嘉華國際集團有限公司股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股股份：

	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分率
呂志和	7,654,169	1,390,101	72,776,007[(1)]	842,942,994[(2)]	924,763,271	74.39
呂耀東	2,822	—	—	842,942,994[(2)]	842,945,816	67.80
陳啟能	—	—	—	—	—	—
鄧呂慧瑜	1,861,906	—	—	842,942,994[(2)]	844,804,900	67.95
張惠彬	1,810	—	—	—	1,810	0.00
鄭慕智	—	—	—	—	—	—
葉慶忠	184,512	—	—	—	184,512	0.01

(乙) 本公司之認股權：

於二零零三年六月三十日，根據本公司之認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事、僱員及其他參與者持有之認股權之詳情載列如下：

	授出日期	於二零零三年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零三年六月三十日持有之認股權	行使價（港元）	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	2,000,000	—	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,870,000	—	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
陳啟能	二零零三年二月二十八日	—	110,000	—	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,270,000	—	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	—	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

（乙） 本公司之認股權：（續）

	授出日期	於二零零三年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零三年六月三十日持有之認股權	行使價（港元）	行使期
鄭慕智	二零零三年二月二十八日	—	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
葉慶忠	二零零三年二月二十八日	—	150,000	—	150,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
僱員	一九九八年五月二十日	9,262,000	—	—	9,262,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	19,226,000	—	—	19,226,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	13,882,000	—	13,882,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
其他	一九九八年五月二十日	600,000	—	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,606,000	—	—	1,606,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	600,000	—	600,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

上文所述之所有認股權，須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。

授出之認股權於行使時方於財務報表中確認。董事認為評估上述認股權價值涉及多方面主觀和不肯定的假設，因此不宜披露於期內授出之認股權價值。期內，本公司股份在緊接認股權授出日期之前的收市價為港幣0.5元。

(丙) 嘉華國際集團有限公司之普通股股份：

	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
呂志和	253,664	6,748,431	36,147,511(3)	1,193,630,181(2)	1,236,779,787	64.40
呂耀東	379,804	—	—	1,193,630,181(2)	1,194,009,985	62.17
陳啟能	—	—	—	—	—	—
鄧呂慧瑜	4,639,166	—	—	1,193,630,181(2)	1,198,269,347	62.39
張惠彬	7,239	—	—	—	7,239	0.00
鄭慕智	—	—	—	—	—	—
葉慶忠	—	—	—	—	—	—

(丁) 嘉華國際集團有限公司之認股權：

	授出日期	於二零零三年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零三年六月三十日持有之認股權	行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	—	—	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	2,000,000	—	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	—	—	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,868,000	—	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳啟能	—	—	—	—	—	—	—

(丁) 嘉華國際集團有限公司之認股權：(續)

	授出日期	於二零零三年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零三年六月三十日持有之認股權	行使價(港元)	行使期
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,269,000	—	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	—	300,000	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	—	—	—	—	—	—	—
葉慶忠	—	—	—	—	—	—	—

附註：

(1) 由呂志和博士所控制之 Best Chance Investments Ltd. 持有本公司之股份72,776,007股。

(2) 嘉華國際集團有限公司對其全資附屬公司所持有本公司之股份839,207,435股(佔本公司已發行股本超過三分之一)擁有權益。而嘉華國際集團有限公司之股份1,193,630,181股(佔該公司已發行股本超過三分之一)，由呂志和博士以創立人身份所成立之若干全權信託持有。此外，本公司之股份3,735,559股，則由上述其中一項全權信託擁有權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族信託之直接或間接可能受益人，因此被視為持有該等信託所持有上述之嘉華國際集團有限公司股份及本公司股份權益，以及嘉華國際集團有限公司所持有本公司股份權益。

(3) 由呂志和博士所控制之 Best Chance Investments Ltd. 及步基證券有限公司分別持有嘉華國際集團有限公司之股份33,197,511股及2,950,000股。

除上文所披露者外，於二零零三年六月三十日，本公司董事概無於本公司或其聯繫法團（定義見證券及期貨條例第XV部）的股份、相關股份及債權證中擁有任何權益或淡倉。

主要股東

於二零零三年六月三十日，根據證券及期貨條例第三百三十六條所述之登記冊所載，持有本公司股本之權益人士（而該等人士並非本公司董事或行政總裁），分列如下：

名稱	普通股數目	佔已發行股本之百分率
Best Chance Investments Ltd.	72,776,007	5.85
Sutimar Enterprises Limited	839,207,435(1)	67.50
嘉華國際集團有限公司	839,207,435(1)	67.50
HSBC International Trustee Limited	842,969,433(2)	67.81

附註：

(1) 嘉華國際集團有限公司擁有 Sutimar Enterprises Limited 之全部已發行股本，因此被視為對 Sutimar Enterprises Limited 擁有之本公司股份839,207,435股擁有權益。

(2) 以 HSBC International Trustee Limited 為信託人之全權信託共持有842,969,433股本公司股份。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士及 HSBC International Trustee Limited 擁有之本公司股份842,942,994股；而 Sutimar Enterprises Limited 及嘉華國際集團有限公司對其中之839,207,435股同時擁有權益；及

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華國際集團有限公司股份1,193,630,181股。

除上文所披露者外，於二零零三年六月三十日，概無任何人士曾知會本公司擁有根據證券及期貨條例須向本公司披露的股份或相關股份之權益或淡倉。

審核委員會

集團截至二零零三年六月三十日止六個月之中期財務報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，經已由審核委員會審閱並接受該財務報告。該審核委員會有定期會議，每年至少舉行兩次以符合香港聯合交易所有限公司(「聯交所」)之規定。

暫停辦理登記手續

本公司將於二零零三年十月六日至二零零三年十月十日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零三年十月三日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零三年六月三十日止之六個月內，一直遵守聯交所所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，惟於特別情況下，可獲委任額外三年任期。

承董事會命
公司秘書
湯鉅南

香港，二零零三年九月十七日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

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